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17017155

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-50996

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2016 (MM/DD/YY) AND ENDING December 31, 2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Gemini Capital, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

111 West Jackson Blvd., 20th Floor
(No. and Street)

Chicago	Illinois	60604
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Steven Tumen (312) 692-5083
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Jesser, Ravid, Jason, Basso and Farber, LLP
(Name – *if individual, state last, first, middle name*)

150 N. Wacker Dr., Ste. 3100	Chicago	Illinois	60606
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

aub

OATH OR AFFIRMATION

I, Steven Tumen, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Gemini Capital, LLC, as of December 31, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



OFFICIAL SEAL
THERESA VICKERS
Notary Public - State of Illinois
My Commission Expires May 4, 2019

Signature

Managing Member

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) Review Report of Independent Reg. Public Accounting Firm on Management's Claim of Exemption from SEC Rule 15c3-3.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

 JESSER RAVID

JESSER, RAVID, JASON, BASSO AND FARBER LLP

150 N. Wacker Drive, Suite 3100
Chicago, IL 60606

OFFICE: (312) 782-4710
FAX: (312) 782-4711

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON STATEMENT OF FINANCIAL CONDITION

The Members
Gemini Capital, LLC
Chicago, Illinois

We have audited the accompanying statement of financial condition of Gemini Capital, LLC (the Company) as of December 31, 2016. The statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on the statement of financial condition based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Gemini Capital, LLC as of December 31, 2016 in accordance with accounting principles generally accepted in the United States of America.

Jesser, Ravid, Jason, Basso and Farber, LLP

Chicago, IL

February 10, 2017

GEMINI CAPITAL, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2016

ASSETS

Cash	$	10,002
	$	10,002

LIABILITIES AND MEMBERS' CAPITAL

Liabilities:		
Accrued expenses	$	4,000
		4,000
Members' capital		6,002
	$	10,002

See Notes to Statement of Financial Condition.

GEMINI CAPITAL, LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION

1. Organization:

Gemini Capital, LLC (the "Company") was organized in the State of Illinois in accordance with the Illinois Limited Liability Company Act on April 6, 1998. The Company is a registered securities broker-dealer conducting its business on a fully disclosed basis. The Company is registered as a broker/dealer with the U.S. Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). As a limited liability company, members' liability is limited.

2. Significant Accounting Policies:

The Company follows the accounting standards set by the Financial Accounting Standards Board (FASB). The FASB sets generally accepted accounting principles (GAAP) that the Company follows to ensure consistent reporting of financial condition.

The preparation of the statement of financial condition in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

The Company maintains cash in a bank account insured by the Federal Deposit Insurance Corporation (FDIC). The insurance is currently limited to $250,000. During 2016, the account never exceeded the limit and no losses have been incurred on the account.

The Company is not liable for federal income taxes as the members recognize the Company's income or loss on their personal tax returns. For 2016, the Company was exempt from Illinois Replacement Tax as it qualified as an Investment Partnership. The FASB provides guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the statement of financial condition. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions will "more-likely-than-not" be sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the "more-likely-than-not" threshold would be recorded as a liability or asset in the current year. For the year ended December 31, 2016, management has determined that there were no material uncertain income tax positions. The Company is not subject to examination by United States federal and state tax authorities for tax years before 2013.

Recorded amounts of cash and accrued expenses approximate fair value, based on their short-term nature, and are categorized as Level 1 assets and liabilities within the fair value hierarchy established by FASB ASC 820.

Management has evaluated subsequent events through February 10, 2017, the date on which the statement of financial condition was available to be issued.

3. Net Capital Requirements:

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. (The rule of the applicable exchange also provides that equity capital may not be withdrawn or cash distributions paid if the resulting ratio would exceed 10 to 1). Under this rule, the Company is required to maintain "minimum net capital" equivalent to $5,000 or 6 2/3% of "aggregate indebtedness," whichever is greater, as these terms are defined. At December 31, 2016, the Company had net capital of $6,002, which is $1,002 in excess of its required net capital.

The Company reported a $546 deficit in net capital at 120% of required minimum net capital (early warning threshold) at June 30, 2016. FINRA was promptly notified, as well as the SEC in both Washington D.C. and Chicago. A capital contribution in the amount of $2,000 was deposited the same day the deficit was discovered and notification was sent. The Company has been in compliance since that date.

 JESSER RAVID

JESSER, RAVID, JASON, BASSO AND FARBER LLP

150 N. Wacker Drive, Suite 3100
Chicago, IL 60606

OFFICE: (312) 782-4710
FAX: (312) 782-4711

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
ON MANAGEMENT'S CLAIM OF EXEMPTION FROM SEC RULE 15C 3-3

The Members
Gemini Capital, LLC
Chicago, Illinois

We have reviewed management's statements included in the accompanying Management's Claim of Exemption from SEC Rule 15c3-3, in which: (1) Gemini Capital, LLC (the Company) identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(ii) (the "exemptive provisions") and (2) the Company stated that the Company met the identified exemptive provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemptive provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemptive provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Jesser, Ravid, Jason, Basso and Farber, LLP

Chicago, IL

February 10, 2017

Gemini Capital, LLC
111 West Jackson Blvd
20th Floor
Chicago, IL 60604

MANAGEMENT'S CLAIM OF EXEMPTION FROM SEC RULE 15C3-3

Jesser, Ravid, Jason, Basso and Farber, LLP
150 N. Wacker Dr.
Suite 3100
Chicago, IL 60606

In accordance with the requirements set forth in Rule 17a-5 of the Securities and Exchange Commission (SEC), the management of Gemini Capital, LLC (the Company) has asserted that the Company was in compliance with the exemptive provisions of SEC Rule 15c3-3, as of and for the year ended December 31, 2016, by making the following statements to our independent registered public accounting firm as part of their review procedures:

1. Because the Company did not carry securities accounts for customers or perform custodial functions relating to customer securities, the Company was exempt from the requirements of the SEC's Customer Protection Rule under paragraph (k)(2)(ii).
2. The Company has met the requirements of the exemptive provisions referred to in the previous statement for the year ended December 31, 2016, without exception.
3. The Company has disclosed any regulatory examinations or correspondence with the SEC or its designated examining authority related to its compliance with the exemptive provisions.
4. All subsequent events through the date of the report of independent registered public accounting firm that could have a material effect on the Company's assertions have been disclosed.
5. The Company has designed and implemented effective controls in order to maintain its compliance with the exemptive provisions.
6. The Company actively monitors its compliance with the exemptive provisions.

This report is to be filed with the Company's annual audited financial statements, and is intended solely for the information and use of the SEC in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than the SEC.



Steven Tumen, Managing Member

Gemini Capital, LLC

February10,2017